

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2012

<u>Via Email</u>
Liat Sossover
Chief Financial Officer
Brainstorm Cell Therapeutics Inc.
605 Third Avenue, 34th Floor
New York, NY 10158

> **Re: Brainstorm Cell Therapeutics Inc.**
> **Registration Statement on Form S-1**
> **Filed February 3, 2012**
> **File No. 333-179331**

Dear Ms. Sossover:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please amend your filing pre-effectively to include the principal amount of securities to be offered, including the total number of shares of common stock and the number of shares of common stock underlying the warrants. We advise you that we will not be in a position to declare the registration statement effective until such information is included in the filing. See C&DI 227.02, Securities Act Rules, available at www.sec.gov for guidance.

2. Please clarify, if true, that investors must purchase a minimum amount of securities in order to receive warrants in the offering and that the amount of warrants received will be the same for each investor who meets the minimum investment threshold. As such, please also disclose that investors who purchase less shares than others will be entitled to proportionately more warrants per dollar invested, assuming they make the minimum threshold investment.

Risk Factors, page 4

"ACCBT Corp. holds equity participation rights that could affect our ability to raise funds." page 13

3. Please expand your disclosure in this risk factor to describe the terms of the company's subscription agreement with ACCBT Corp., namely, the amount of shares ACCBT may purchase, at what price they may purchase the shares and any other material terms of the agreement.

Plan of Distribution, page 18

4. We note the following statement on page 18: "We intend to engage one or more underwriters, broker-dealers or selling agents to sell the securities." Prior to effectiveness, please update this section to identify any underwriters, broker-dealers or selling agents engaged and provide a summary of the specific terms of the arrangement. Also, please file a copy of any related agreements as an exhibit.

Item 16. Exhibits and Financial Statement Schedules, page II-7

5. Please file as an exhibit the legal opinion listed as Exhibit 5.1 in your exhibit list opining as to each of the securities included in the offering. Please note that we may have additional comments based on our review of the opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Laura Crotty at (202) 551-3563 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Thomas B. Rosedale, Esq. (BRL Law Group LLC)